February 14, 2025

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Lifeward Ltd. Registration Statement on Form S-1 (File No. 333-284843)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lifeward Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-284843) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on February 14, 2025, or as soon thereafter as practicable, or at such time thereafter as the Company or its outside counsel, Goodwin Procter LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Jennifer L. Porter at (445) 207-7806. Should you have any questions regarding this letter, please do not hesitate to contact Ms. Porter at Goodwin Procter LLP.

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Sincerely, LIFEWARD LTD. By: /s/ Larry Jasinski Name: Larry Jasinski Title: Chief Executive Officer